Mail Stop 3561

April 1, 2010

Ronald B. Freeman
Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, North Carolina 28711

> **Re: Ingles Markets, Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 22, 2009**
> **File No. 000-14706**

Dear Mr. Freeman:

        We have reviewed your response letter dated March 29, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Information, page 9

Elements of Executive Compensation, page 10

1. Your proposed disclosure in response to comment 11 states that Mr. Gaither's bonus "is based on a percentage of Milko's earnings before taxes and payments of bonuses." Please revise to disclose this percentage or the formula used for determining this percentage. See Item 402(b)(1)(v) of Regulation S-K.

2. Your proposed disclosure in response to comments 11 and 12 appears to cite inconsistent factors used in determining your executives' bonuses. Your response to comment 11 cites "Company profitability" and "the Executive Officer's performance for the fiscal year." In comparison, your response to comment 12 cites "time of service with the Company and the likelihood that the executive will continue to drive long-term shareholder value." Please revise your proposed disclosure to consistently disclose the specific items of corporate performance that

Ronald B. Freeman
Ingles Markets, Incorporated
April 1, 2010
Page 2

are taken into account in making your bonus compensation decisions. See Item
402(b)(2)(v) of Regulation S-K.

Security Ownership of Management and Certain Beneficial Owners, page 14

3. We note your response to comment 13 of our March 8, 2010 letter. Please further
revise your proposed introductory disclosure to your beneficial ownership table to
clarify your statement that "None of the beneficial owners has the right to acquire
additional shares of Class A or Class B Common Stock within 60 days... ." as this
appears inconsistent with the fact that Class B Common Stock can be converted
into Class A Common Stock at any time. In this regard, we understand that your
table reflects Class A beneficial ownership as though all Class B has been
converted, but this is not apparent in the context of your proposed introductory
paragraph.

Transactions with Related Persons, page 16

4. We note your response to comment 14 of our March 8, 2010 letter. You reference
"internal ethics standards" in your response. Please revise to elaborate upon the
content of these standards so that it is clear how they will assist the respective
Committee in considering the related party transaction for approval.

*   *   *

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom,
Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director